Sibling Entertainment Group, Inc.
[GRAPHIC]     ------------------------------------------------------------------

                         511 West 25th Street, 503 New York, NY 10001
                           Tel: (212) 414-9600 ? Fax (212) 924-9183

March 7, 2006 by EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

RE: Response to SEC Review Letter dated February 21, 2006.

Dear Mr. Humphrey,

Please find attached our responses to each of your respective comments contained in your letter dated February 21, 2006 regarding the Form 10-KSB for the year ended June 30, 2005 and Form 10-QSB for the quarter ended September 30, 2005 for Sibling Entertainment Group, Inc.

In addition to our response below, we are prepared to amend the filings above and our Form 10-QSB for the quarter ended December 31, 2005 as well as future filings to reflect the recommended and required changes as indicated in our response.

Letter of Response - March 9, 2006

                       RESPONSES to QUESTIONS and COMMENTS

A.    Business, page 4

1. Please revise this section to completely and clearly explain, the current relationship between you, your executive officers, SPI, and SEI as the current presentation is confusing. As a related matter, we note that SPI had a subsidiary (SPFLLC) in prior years. Did you acquire that entity in connection with your acquisition of SPI? If so, please tell as how you are accounting for it. If you did not, please describe the manner and timing of its disposition by SPI.

We have revised our "Business" section in our filing to reflect the current relationships between the Company and our executive officers, SPI and SEI. Our suggested revisions are shown below. Concerning SPFLLC, we did acquire SPFLLC in connection with our acquisition of SPI. SPFLLC is an inactive entity with no assets, liabilities or equity, and no revenue or expenses. SPFLLC is the investment vehicle that will hold the funds for up to three independent films to be produced by SPI.

Proposed Revision to "ITEM 1. Description of Business" Sub-Section A.Business:

ITEM 1. DESCRIPTION OF BUSINESS

A.    Business

      1)    Overview

      We are engaged in the finance, development and production of entertainment projects and properties including plays, musicals for the live stage, independent feature films and other entertainment projects as well as the management of projects including the management of entertainment based real estate properties. References herein to the "Company," "we," "us," or "our" refers to Sibling Entertainment Group, Inc. (formerly Amici Ventures, Inc.) and its wholly owned subsidiaries.

      We currently operate several divisions and/or subsidiaries including live-stage theatrical production, independent feature film production, theatrical real estate and theatrical management. We are also pursing the formation or acquisition of a music publishing and/or distribution company, and a theater ticket brokerage and group sales company. Each division actively pursues to identify, select, finance, develop and produce one or more unique project or properties correlating with the primary activity of the division. Our strategy will also include the coordination of synergetic elements between divisions to provide optimal development for each project or property.

      Our theatrical division is actively engaged in several new theatrical properties including the development of a new musical licensed from and in association with the Red Hat Society, Inc. (a private Nevada Corporation operating international with over 1.5 million members). Our film division through one or more subsidiaries has formed a film fund organized to finance two or three independent films. Our theatrical management division and our theatrical real

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Letter of Response - March 9, 2006

      estate division are actively engaged in representing clients including the management of their projects and properties (see Current Operations).

      Each project whether a play, a musical, an independent film, an author, a theatre or other commercial exploitation, will be organized and managed through either a limited liability company, limited partnership or other variable interest entity. The majority of projects will be financed through the sale of limited interests therein to high net worth "accredited investors" investors, corporate sponsors, theatre owners, strategic partners and other supporters of performing arts in film and theatre developed by us and through certain of our officers and directors during their careers. Our control or ownership of any single project or property may vary from a small token interest to partial or joint management and control to total ownership, management or control.

      The origination, management, executive producer and administrative fees we charge each client, or each project during the initial stages of a project's development, together with the participation and receipt of ongoing fees, royalties and distributions of profits from retained interests, is intended to be the primary source of our revenues. As our control and ownership over certain variable interest entity increases, our source of revenues will also include the gross box office revenues and merchandise sales.

      2)    Corporate History

      Sibling Entertainment Group, Inc., formerly Amici Ventures, Inc., ("SEGI") was organized under the laws of the State of New York in September 1995. In 1997, we acquired Maxwell Entertainment, Inc. ("MEI") from Mitchell Maxwell and Victoria Maxwell and originally engaged in the development and production of entertainment properties including plays, musicals for the live stage, independent feature films and other entertainment projects.

      In November 1999, we formed the AM Films division coincident with acquiring the broadband distribution rights to a motion picture library from Dream, LLC ("Dream") and began to reduce our interest in and pursuit of the development and production of plays, musicals and films. Later, we solely focused on the pursuit and distribution of motion pictures primarily over the Internet. This decision and refocus of our operational plans away from production of live stage properties and independent feature films led to Mitchell Maxwell's and Victoria Maxwell's resignation as officers and directors.

      After several years attempting to establish secure sufficient distributors and successfully deliver our films through direct online methods, and failing to secure necessary financing to sustain and market this emerging market, we sought to refocus its business direction to other areas of the entertainment industry not burdened by increasing technological and legal barriers. This realization supported our move away from the Internet video-on-demand business.

      This change ultimately led to a change in our management and control in October 2003 and a return to our original core operational plan to pursue the finance and production of live-stage theatrical, independent feature films and theatrical real estate and related synergetic businesses. The change of control included the return of our executive officers and director, Mitchell Maxwell, President ("MM") and Victoria Maxwell, Vice President ("VM") along with James Cardwell, CFO ("JC"). MM, VM and JC were and continued to be officers and directors of Sibling Entertainment, Inc., ("SEI") a private company engaged in similar business activities. This close association resulted in our relocation of corporate offices and the sharing of office overhead costs including the costs and compensation of its officers and staff with SEI (see Related Party Activities).

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Letter of Response - March 9, 2006

      On December 22, 2004, we entered into a non binding letter of intent to acquire SEI which later expired on March 31, 2005 and any further intent to acquire SEI was abandoned, but SEGI and SEI continued to share corporate locations and overheads and pursue their respective projects, properties and similar business operations.

      On June 17, 2005 we entered into a share exchange agreement with Sibling Pictures, Inc. ("SPI"), and all of the shareholders to acquire all of the issued and outstanding shares of SPI in consideration of the issuance of an aggregate of 10,785,000, shares of the Company's common stock on a basis of 60,000 Company shares for each share of SPI. Our acquisition of SPI also included its subsidiary, SPFLLC, Reel Love on Film LLC and Reel Love Productions, Inc.

      o SPI was originally organized on May 18, 2004 by SEI along with MM, VM, JC and others, At the same time, SPI formed Sibling Pictures Fund, LLC ("SPFLLC"), a wholly owned subsidiary, a Delaware corporation, as the investment vehicle to finance and fund two or three independent films to be produced by SPI.

      o In February 2005, SEI and SPI entered into an agreement with J.P. Turner & Company LLC ("Turner") to promote and offer for sale to "accredited investors" interests in SPFLLC.

      o On June 1, 2005, SEI transferred all outstanding shares and interest in Reel Love on Film LLC ("RLFLLC") and its managing member, Reel Love Productions, Inc., ("RLPI") formed to develop, finance and produce the film "Reel Love", to SPI.

      o Prior to our acquisition of SPI, we were contracted by SPI to provide consulting services in exchange for fees for services in the formation of SPFLL and the related negotiations with Turner and related ongoing matters.

On January 17, 2006, entered into employment contracts with MM, VM and JC (the "Executive Employees") for a term of three (3) years.

      o Each agreement allows the Executive Employee's ongoing position and association with SEI, except that each Executive Officer may not devote over ten (10%) percent of their professional working hours to SEI and SEI will not actively pursue, acquire the additional rights to any new entertainment projects that is deemed competitive with the business of Sibling, except for passive investment interests, limited partnership or limited liability membership interests.

      o These agreements also reflected each Executive Employee's position as a member of the Board of Directors of Denver Civic Theatre, Inc. (a Colorado Charitable Non-Profit Organization).

      o The agreements also reflected MM's ownership and control of Zachwell, Ltd. and Zia, Ltd and VM's ownership and control of Victoria Maxwell Consulting, Inc. and their continued right to own these companies that may hold investments and/or other financial arrangements, including but not limited to, royalties, net profits, fees or other arrangements for work, services or investments made in productions organized and financed prior to their engagement with the Company.

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Letter of Response - March 9, 2006

B.    Current Operations, page 4

2. We note that you have included the initials of your executive officers in the narrative of this section. Please revise this presentation to define such abbreviations prior to use of these initials. That is, please identify the full and proper names that the initials are intended to represent.

Our revised "Corporate History" set forth above in response to comment #1, identifies each officer's name fully spelled out followed by the appropriate abbreviations to allow their use in subsequent sections of the same filing.

Due to subsequent events and other details to provide additional clarity and complete overview of our operations, we propose the following amended description of our current operations.

Suggested revision to Filing:

B.    Current Operations

We currently engage in the following:

      o the purchase and exploitation of literary rights as well as investments in the production of both film and live-stage properties including the following:

            o     an option to produce REEL LOVE as a feature film

            o an option from the Red Hat Society, Inc. ("RHS") to develop and produce a musical based upon the women and spirit of the RHS.

            o the ongoing negotiations with URL Productions, Inc. ("URL") to co-produce "ONCE AROUND THE SUN" ("OATS") for Broadway with URL Productions, Inc.

            o an investment in the residual income from the future off-Broadway production income and the subsequent exploitation of musical OATS originally co-produced between URL and SEI:

      o the development of an independent film production business through the acquisition of SPI and its subsidiaries Sibling Pictures Fund, LLC; Reel Love on Film LLC and Reel Love Productions, Inc.

      o the management agreements with regional not-for-profit and professional theatres companies including the Denver Civic Theatre, Inc. (a not-for-profit organization, "DCT") for which our officers and directors VM, MM, JC and, Richard Bernstein ("RB") also serve as members of its board of directors.;

      o the management agreements with independent theatrical and/or film production companies including or the acquisition of, or management of theatrical real estate;

            o the financial consulting agreement with SEI and SPI led to the acquisition of SPI and its subsidiaries.

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Letter of Response - March 9, 2006

            o     additional consulting arrangements are being sought.

      o the alliances with companies that currently possess rights or agreements desired by us including:

            o an alliance with Mechanic Street Productions, Inc. to finance and produce one or more independent feature films including the finance and co-production independent films financed by the Sibling Pictures Fund, LLC and/or other similarly organized film funds.

            o a consulting agreement with Gina's Inc. to consult the development and production of the musical Cassandra's Angel.

            o an ongoing relationship with Sibling Entertainment, Inc. (see related parties).

Our plan to coordinate the efforts between film, theatre, real estate, management and music publishing follow the natural synergies that exist between the various industries and their components. It is sometimes difficult to develop a new theatrical project without securing the venue, and owning sufficient theatres provides the ability for a production company combined with a theatre owner to assure a production access needed to advance a commercial project. It is planned that when we do have our own theatrical production to present in our own theaters, the production will be able to rent our venues creating a source of sustaining income.

As both a theatre owner/manager and the presenter of original works, the long-term income derived from the licensing of literary rights will benefit us in two ways. Many literary works developed for the stage may also have potential as a feature film and access and acquisition cost barriers are reduced with a common producer of both film and theatre are united. As we develop a management company for both real estate and theatrical productions, we will be able to secure additional revenue sources common to the industry.

Another natural synergy of the theatrical and movie industry includes music publishing originated or released in association with a musical or a movie. As we develop, we will continue to seek partners and potential companies for acquisition within the recording and music publishing industry.

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Letter of Response - March 9, 2006

Item b. Management's Discussion and Analysis or Plan of Operation Our Anticipated Sources of Revenue, page 14

3.    We note  that,  as part of  your  discussion  of your  financial condition and sources of revenue, you state that you have no bank loans at June 30, 2005, but you do not readily discuss the other types of outstanding debt you carry at year end. Please revise this discussion to include a full balanced discussion of your liquidity and solvency, including debt not held by financial institutions.

For the year ended June 30, 2005 we did carry additional debt not held by financial institutions. This additional debt consisted of $140,000 in convertible debentures to accredited investors (all of which was subsequently converted into stock) and $27,500 collected for the sale of stock for which two investors had not yet completed subscription agreements (all of which were completed).

Further, because management fully expected and were able to initially extend the maturity dates of the convertible debentures and then ultimately convert all debentures, and because management fully expected and were able to get the subscription agreements completed, these sources of debt do not change our analysis of liquidity and solvency. We have added detailed descriptions of this debt in this section of our filing.

Suggested revision to Filing:

Our Anticipated Sources of Revenues

Our principal sources of revenue will be from our consulting agreement with respect to the development of the musical "Cassandra's Angel" and our consulting agreement with DCT and from producer fees associated with managing our film funds. Our current revenues are not sufficient to sustain operations without the sale of equity securities. As a result of anticipated and completed sale of securities combined with our current revenues, we expect no difficulty in producing the cash funds necessary to continue business through the next 12 months.

It is the opinion of management that the most meaningful financial information relates primarily to current liquidity and solvency. As of June 30, 2005, we had a working capital deficiency of $297,437. We had no bank loans as at June 30, 2005. However, as at June 30, 2005 we had issued $140,000 in convertible debentures. Subsequently, all debentures were fully converted into stock. In addition, at June 30, 2005 we had received monies for the purchase of common stock of $27,500 in the aggregate, entitling, upon accreditation and completion of the subscription agreements, two investors to purchase shares of common stock at $0.25 per share. These agreements were subsequently completed and stock was issued.

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Letter of Response - March 9, 2006

Liquidity and Capital Resources, page 15

4. In view of the "going concern" paragraph included in the audit report and given the obvious liquidity concerns you are experiencing on an ongoing basis, this disclosure should be expanded to also discuss the sources and uses of your cash during the period. Cash transactions with related parties should be addressed as part of these disclosures including the nature and amount of significant cash receipts and payments to and from each such entity. In addition to a discussion of significant investing and financing activities, a detailed discussion of cash proceeds and disbursements resulting from operating activities should be presented. Please revise accordingly.

We have created a table and literature clearly describing the information requested. We shall insert these into this section as an additional disclosure. Please see below.

Suggested additional insert into Filing:

                                               For the year ended June 30, 2005
                                               --------------------------------
                                                                      Cash
Source                                          Cash Proceeds     Disbursements
------                                          -------------     -------------
Non-related party activities:
  Sale of common stock                                392,500               --
  Common stock subscribed                              27,500               --
  General and administrative expenses                      --          256,085
  Production expenses                                                   10,000

Related party activities:
  DCT - management services provided                   79,500               --
  SPI - executive producer fees earned                 16,667
  SEI - management services provided                       --          126,712
  SEI - purchase of stock                                  --          300,000
                                                 ------------     ------------
TOTAL                                            $    516,167     $    692,797
                                                 ============     ============

For the year ended June 30, 2005, we had received $392,500 in the aggregate from the sale of common stock to third party investors. We also had received $27,500 in the aggregate from two investors for whom we had not yet received a completed subscription agreement. We had also spent $256,085 in the aggregate for general and administrative expenses including, but not limited to, professional and legal fees, office expenses, rent, utilities and other operating expenses. Production expenses of $10,000 were spent on the Denver, Colorado production of "NEWSical the Musical", which was running at DCT. Concerning related parties, for the year ended June 30, 2005, we received $79,500 from DCT for management, marketing and booking services provided, and $16,667 from SPI for executive producer services provided. Additionally, we disbursed to SEI $126,712 in the aggregate for management services SEI provided to us during the year and $300,000 for the purchase of common stock in SEI.

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Letter of Response - March 9, 2006

Report of Independent Registered Public Accounting Firm page F-2

5. We note from your Form 8-K filed May 13, 2005 and from the discussion included in the audit report on page F-2 that the year ended June 30, 2004 was audited by others. Please file an amended Form 10-KSB that includes the fiscal 2004 report as required by Rule 2-05 of Regulation S-X. Please ensure this report includes the required reference to the PCAOB as the inclusion of a previously issued report constitutes reissuance.

We have contacted our previous auditors, Livingston Wachtell & Co. and have received a revised opinion paragraph and authorization to include the 2004 auditors report. We shall include the 2004 audit report in our amended 10-KSB for the period ending June 30, 2005.

6. As a related matter, your opinion paragraph should refer to the financial position of SEGI as of June 30, 2005 and "the results of their operations and their cash flows for the year then ended and from the period from inception..." As you did not audit results of operations and cash flows for the year ended June 30, 2004, please do not specifically opine on them here. Refer to the example in AU 508,74 of the Codification of Statements on Auditing Standards for guidance.

We have addressed this comment with our current auditors, Rosenberg Rich Baker Berman & Co., and they have revised the opinion paragraph accordingly. It shall be included in our amended 10-KSB filing.

7. Finally, the auditor's conclusion about the entity's ability to continue as a going concern should be expressed through the use of the phrase "substantial doubt." Refer to Section AU 341.12 and .13 of the Codification and revise your report to fully comply with that guidance.

We have addressed this comment with our current auditors, Rosenberg Rich Baker Berman & Co., and they shall revise accordingly.

Consolidated Statements of Operations, page F-4

8. Supplementally explain to us and revise your disclosure in your MD&A and your financial statement footnotes to include a discussion of the facts and circumstances surrounding the fiscal 2004 $33,400 write down of motion picture rights. Your explanation should include a description of the specific investment written down, how you determined the value of impairment, the balance remaining in the investment, and any other information relevant to the impairment charge.

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Letter of Response - March 9, 2006

Suggested Revision to Filing:

WRITE-OFF OF INVESTMENT IN MOTION PICTURE RIGHTS

In November, 1999, the Company acquired from a party related to its former president, an exclusive license to distribute a library of approximately 150 motion pictures to render video-on-demand webcasters to distribute these titles. With the change in control of the Company on October 8, 2003, and management's focus on other revenue source opportunities unrelated to video-on-demand over the internet market, the motion picture rights were terminated. The write-off of the investment in motion pictures rights in the amount of $33,400 is included in the statement of operations for the year ended June 30, 2004. This investment was valued at cost.

9. Refer to the forgiveness of debt recorded in fiscal 2004. In your prior year Form 10-KSB, Footnote 3, you state that you were indebted to entities owned by your former president, who was also a significant shareholder. In October 2003, in connection with the change in ownership, you were released from your obligation to repay these amounts. If your disclosure is accurate, it appears to us that the forgiveness of this debt should be recorded as a capital transaction rather than as an income statement item. Please revise or advise. We may have further comments upon review of your response.

We agree with your comment.

We shall revise our filing to record the forgiveness of debt as a capital transaction on our Consolidated Statements of Operations.

10. We see that you have appropriately labeled certain related party transactions on the face of your financial statements. However, it appears to us that a number of the other transactions involve related parties as well. Please revise or advise. In addition, please note that related party transactions should be labeled on the cash flow statement as well.

We agree with your comment.

We shall revise our Consolidated Statements of Operations to clearly label "Revenues from related parties" and our Statements of Cash Flows to clearly lable "Due to related parties" and "Due from related parties".

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Letter of Response - March 9, 2006

Note 2 - Summary of Significant Accounting Policies;

Revenue Recognition, page F-8

11. We note from your disclosure that your policy is to adhere to the tenets of SAB 101 when recognizing revenue from your different sources. We also note that you have, or will have, several different sources of revenue, including financing, developing, and producing stage productions and films, as well as managing venues and providing other services. Please revise your revenue recognition note to completely and clearly explain your policy as it relates to each individual source of revenue you have earned to date. For example, you should have a separate paragraph for each such item (financing productions, developing productions, producing, and venue management) that clearly defines the different milestones in each source's revenue cycle that you use to determine when revenue has been earned under SAB
      101. This policy note should not reiterate the literature, but rather should apply the literature to each source of revenue to clearly explain how your accounting policy is applied and executed.

We have revised the Revenue Recognition section of our filing to include additional paragraphs for each source of revenue we have experienced. See suggested revision below.

Suggested additional wording to be inserted into Filing:

The Company earns and receives revenue from several different sources and recognize each source of income as defined in the governing agreement related to each income source as described more fully below:

      o Theatrical Consulting Fees: The Company recognizes revenue from administrative services at the time the services are rendered, on a periodic basis. Agreements with the Company typically provide for services on a monthly basis, and as such, revenue will be recognized monthly, when services are provided.

      o Financing Fees: The Company recognizes revenue for fees associated with financing film productions as earned when services are fixed and earned when provided. The Company typically receives the payment for these services upon the complete capitalization of the production.

      o Venue Management Fees: The Company shall recognize revenue from venue management monthly as earned, when services are provided.

      o Producer Fees and Office Fees: The Company shall recognize revenue from the producer fees and office fees (budgeted fees paid in the development, management and production a play or musical or other live-stage event, and feature films) the earlier of when received, or upon the a project's capitalization. The Company

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Letter of Response - March 9, 2006

            typically does not earn this money until the productions has completed its capitalization commonly contingent upon the activities of third parties not under the control of the Company. When permitted, or provided by the services provided by the Company, payment of non-refundable fees are paid prior to full capitalization.

      o Royalties and Net Profit Participation: As a producer of entertainment projects, the Company normally acts as a general partner or managing member entitled to receive a share of royalties from box office revenues and a share of net profits upon the recoupment of the initial capitalization repaid to investors of such project. Typically, royalties are determined and paid on a weekly basis and the Company shall recognize revenue from these royalties as reported and earned. Net profit participation and other residual income are typically reported on varying basic (monthly, quarterly and annually) and the Company shall recognize this revenue as earned when it is reported and deemed payable to the Company.

      o Box Office Revenues & Merchandise Income: For those projects and productions for which tickets are sold and whereby the Company is required to consolidate financial statements from the operations of subsidiaries or variable interest entities, the Company shall report and recognize revenues upon the completion of each performance coinciding with the inability of the ticket holder to demand a refund from the non-performance or cancellation of a performance and the Company's responsibility to hold such funds in trust for the benefit of the ticketholder.

      o Proceeds from the Sale of Film Assets: For income received through the completion and sale of independent feature films and similar rights, excluding producer fees earned upon the finance or from the production of the film, the Company shall recognize income in a manner consistent with SOP 00-2.

12. As a related matter, you refer to producer fees "associated with managing your film funds." Please tell us whether your production activities, to date, fall within the scope of SOP 00-2 Explain the basis for your conclusion. We may have further comments upon review of your response.

Currently, none of our income falls within the scope as we have not yet reached those milestones in film production that SOP 00-2 provides guidelines for. We have been in the development stages of producing several films, but we have not
(1) incurred advertising expenses for films, (2) begun shooting for or completed the production of a film, or (3) abandoned any film projects. However, as a conservative practice, we shall expense those costs associated with the abandonment of theatre projects and shall carry over this practice with our feature film projects.

The Company may earn income producer fees and other income from the production and/or services provided to projects. This income is distinct and different from the

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Letter of Response - March 9, 2006

income and proceeds generated from the ultimate sale of feature films or residual interests in entertainment properties.

Note 3 - Related Party Transactions

Share Exchange Agreement, page F- 11

13. Please explain to us whether and how you have considered the issue of common control in connection with the acquisition of SPI. In addition, please tell us whether you consider yourself to be under common control with SEI subsequent to your acquisition of SPI. Provide us with an analysis in support of your conclusion in each case. Include, in your response, lists of the shareholders of both SEI and Zachwell and quantify the relative significance of their individual holdings in each entity both before and after the acquisition Please consider the guidance set forth in EITF 02-5 when framing your response.

      We have considered the issue of common control in connection with our acquisition of SPI and we believe that common control is not present in the acquisition. No individual or enterprise holds more than 50% of the voting ownership in SEGI. No group of shareholders, where contemporaneous written evidence of an agreement to vote a majority exists, holds more than 50% of the voting ownership interest in SEGI.

      We have provided, the following table ("Table A") and attached two exhibits to this response letter (Exhibit 1 and Exhibit 2), providing a complete list of the shareholders of SEI, SEGI, and SPI and their individual holdings in each entity both before and after the acquisition. Mitchell Maxwell, an officer and director of both SEI, SEGI and SPI controls and owns 100% the outstanding Zachwell, Ltd. This exhibit shows that common control is not an issue here. The shareholders and their percentage ownership of SEI were the same before and after the acquisition.

      The following table provides the control and ownership of the common parties related to the sale of SPI, its officers, directors, employees and shareholders. We hope that the foregoing is responsive to your comment.

TABLE A: Analysis of Stock Ownership and Control before and after the acquisition of Sibling Pictures, Inc.

                                               Sibling Entertainment,     Sibling Pictures, Inc.
                                                    Inc. ("SEI")                ("SPI")


                                              Shares       Percentage      Shares      Percentage
                                           Outstanding     Ownership    Outstanding     Ownership
                                                  Before and After
                                                    acquisition             Before acquisition
SEI                                                 na            na       100.00          55.6%

SEGI                                           600,000           3.5%          --            --

Mitchell Maxwell ("MM")                      3,080,000          17.7%          --            --
Zachwell, Ltd. (owned
100% by MM)                                         --            --        37.00          20.6%

Victoria Maxwell                               875,000           5.0%       16.00           8.9%

James Cardwell                                      --           0.0%       16.00           8.9%

Richard Bernstein                              550,000           3.2%        8.00           4.5%

Joseph Serchio                                      --            --         2.00           1.1%

Christopher Denune                                  --            --         0.75           0.4%

All Others                                  12,276,888          70.6%          --            --

TOTAL                                       17,381,888         100.0%      179.75         100.0%

                              Sibling Entertainment Group, Inc. formerly Amici Ventures, Inc.
                                                        ("SEGI")
                                                     Shares Issued
                                                      in SEGI for
                             Shares     Percentage    the Purchase      Shares        Percentage
                          Outstanding    Ownership       of SPI       Outstanding      Ownership

                              Before acquisition                           After acquisition
SEI                               --            --       6,000,000      6,000,000          29.1%

SEGI                              na            na              na             na            na

Mitchell Maxwell ("MM")           --            --              --             --            --
Zachwell, Ltd. (owned
100% by MM)                       --            --       2,220,000      2,220,000          10.8%

Victoria Maxwell           1,412,994          14.3%        960,000      2,372,994          11.5%

James Cardwell               100,000           1.0%        960,000      1,060,000           5.1%

Richard Bernstein            160,418           1.6%        480,000        640,418           3.1%

Joseph Serchio               495,200           5.0%        120,000        615,200           3.0%

Christopher Denune                --            --          45,000         45,000           0.2%

All Others                 7,696,388          78.0%             --      7,696,388          37.3%

TOTAL                      9,865,000         100.0%     10,785,000     20,650,000         100.0%

14. Please explain to us your business reasons for acquiring SPI. We particularly note that SPI had liabilities but no assets at the time of acquisition. Further, in fiscal 2004 the entity had no revenues and its losses were approximately equal to those of SEGI, after elimination of intercompany transactions. In addition, please revise your filing to fully comply with all applicable disclosure requirements of paragraphs 51 through 55 of SFAS 141.

At the time of the acquisition of SPI, SPI had no assets as it had not completed the financing and funding of SPFLLC, but had entered into an agreement with J.P. Turner & Company to solicit and promote the SPFLLC to accredited investors, and the agreement was negotiated along with business models prepared by SEGI on behalf of its consulting agreement with SEI and SPI. At the time, SEI was concentrating on live-event and other theatrical operations. It was believed that the work performed to date and contracts and assets developed by SPI had value. SEGI continued interest and involvement of the advancement of SPI provided SEGI's desire along with its advisors to acquire SPI.

We are reviewing each paragraph under SFAS 141 as requested above to insure that we are in full compliance with all applicable disclosure requirements and any additions and/or changes will be provided in our amended 10-KSB and subsequent 10-QSB.

     Suggested revision to Filing:

3.   RELATED PARTY TRANSACTIONS

SHARE EXCHANGE AGREEMENT

On June 17, 2005, the Company entered into a share exchange agreement with SPI and all of the shareholders of SPI, where the Company agreed to acquire all of the issued and outstanding shares of SPI in consideration of the issuance of an aggregate of 10,785,000 shares of the Company's common stock on a basis of 60,000 Company shares for each share of SPI issued and outstanding on June 17, 2005. SPI is engaged in the acquisition of rights to, and development of, feature films as an independent producer. At the time of the Share Exchange Agreement, SEI was concentrating of live-event and other theatrical operation. SPI had entered into an agreement with J.P. Turner & Company to solicit and promote the SPFLLC to accredited investors, and the agreement was negotiated along with business models prepared by the Company on behalf of it's consulting agreement with SEI and SPI. It was believed that the work performed to date and contracts and assets developed by SPI had value. the Company continued interest and involvement of the advancement of SPI provided the Company's desire along with its advisors to acquire SPI. As a result of the share exchange, the Company also gained ownership of SPFLLC, a Delaware corporation formed as the investment vehicle to finance and fund two or three independent films to be produced by SPI, Reel Love on Film LLC ("RLFLLC") and its managing member, Reel Love Productions, Inc., ("RLPI") formed to develop, finance and produce the film "Reel Love." As a result of this transaction, SEI gained an ownership interest of 28.64% in the Company.

Letter of Response - March 9, 2006

                                                   SPI
                                              June 17, 2005
                                              -------------
 ASSETS
      Current & Other Assets                            --
                                              ------------
TOTAL ASSETS                                            --
                                              ============
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities
                   Accounts Payable              14,537.00
                   Due to Related Parties        79,681.00

           Total Current Liabilities             94,218.00
                                              ------------

      Total Liabilities                          94,218.00

      Equity
           Common Stock ($.001 par)               1,797.00
           Deficit Accumulated during           (96,015.00)
                                              ------------
      Total Equity                              (94,218.00)
                                              ------------

TOTAL LIABILITIES & EQUITY                              --
                                              ============

15. Please add a footnote to the financial statements to identify, describe and quantify the components of the line item titled "Other Investments." In addition, please expand your discussion of your purchase of the adjusted net profits of OATS from SEI to describe your accounting. Explain how you recorded and valued this transaction, both initially and as of subsequent balance sheet dates. Identify for us your basis in GAAP for your accounting and provide us with support for your conclusion. We may have further comments upon review of your response and your revised disclosures.

We shall make such additional descriptions to our filing, as follows.

Suggested revision to Filing:

OTHER INVESTMENTS

On December 22, 2005, the Company invested $5,000 in the New York performance of "We're Still Hot". On April 20, 2005, the Company invested $2,500 in the Denver, Colorado production of "NEWSical the Musical". These investments represent direct, minority interest investments in third party productions with no further responsibility by the Company. Other Investments also includes a $30,000 acquisition of 15% of the production of "Once Around the Sun", as described in the footnote above "Purchase/ Assignment of Theatrical Production". Also see footnote "Investments in Options and Rights" for further discussion.

Letter of Response - March 9, 2006

[SUGGESTED REVISION OF "PURCHASE/ ASSIGNMENT OF THEATRICAL PRODUCTION"]

PURCHASE/ ASSIGNMENT OF THEATRICAL PRODUCTION

On June 11, 2005 the Company entered into an agreement to pay thirty thousand ($30,000) dollars to SEI and SEI agreed to assign fifteen (15%) percent of the Adjusted Net Profits of Solace LLC (owner of the theatrical production "Once Around The Sun" ("OATS") as defined by the Operating Agreement for Solace, LLC for the Off-Broadway production of the musical OATS. OATS profits are paid from SEI's share of Adjusted Net profits it receives as Managing Member of Solace, LLC. The Company paid this amount to SEI in full on June 13, 2005. Solace, LLC was capitalized at $1 million. The typical investor would have the first right of recoupment. The Company's investment does not provide for the first right of recoupment. Therefore, the Company settled with SEI on a discounted value of $30,000.

16. Describe to us the history and current status of the OATS production. Specifically, tell us about the profits currently earned by the musical and the adjusted net profits earned to date by SEI in connection with this agreement, As you paid cash for your interest in this production, we assume that you did not function as the primary producer of the project.

The Company was an investor in the Off-Broadway production of OATS, which closed with a loss and did not earn any profits. The Company is not an investor in the upcoming Broadway production, which, is currently in production and not yet open to the public. The Company did function as a primary producer of the Off-Broadway production in which it invested. It is not a primary producer of the Broadway production but it expects to negotiate to become a primary producer of the Broadway production. The two productions are separate entities.

Note 5 - Investment in Related Company Stock page F-12

18. As discussed in paragraph 6a of APB 18, a series of operating losses of an investee or other factors may indicate that a decrease in the value of the investment has occurred which is other than temporary and should be recognized. Your disclosures indicate that you have not estimated the fair value of this investment under SFAS 107. If our understanding is not correct, please revise your filing to so indicate and provide us with a detailed description of the methodology and assumptions you utilized to obtain fair value. Otherwise please explain how you assessed impairment indicators such as earnings performance, credit rating, asset quality, cash flows, working capital deficiencies and/or ability to continue as a going concern. In making this assessment, please eliminate from consideration any revenues or

Letter of Response - March 9, 2006

      cash flows provided by Sibling Entertainment Group, Inc. That is, please consider only operating results and cash flows provided by parties other than the registrant. Please also tell us how the changes discussed on page F-14 have impacted your analysis as of September 30, 2005 and thereafter- Specifically, after you take over responsibility for rent and utilities and after the change in employment of "all employees" from SEI to your company, please describe the remaining assets, employees, activities, revenues and profitability of SEI Do you contemplate a merger with SEI or to succeed it by assuming its activities? Please advise. Address the recoverability of any receivable balances due from SEI as of September 30, 2006, as well. We may have additional comments upon review of your response.

We have recorded the value of our stock in SEI at fair value, or the same value that SEI has sold stock to third party investors at arms length. SEI continues to sell stock to third party investors at the same value at which we purchase stock, $0.50 per share. As this was a pure investment, there has not been any impairment to the value of the investment. Further, we are not contemplating a merger with SEI or to succeed it by assuming its activities.

We assume you meant to inquire about the receivable balance due from SEI as of September 30, 2005. There were no receivables due from SEI as of September 30, 2005.

Suggested additional language to "Investment in Related Company Stock" Section of Filing:

.... We have recorded the value of our stock in SEI at fair value, or the same value that SEI has sold stock to third party investors at arms length. SEI continues to sell stock to third party investors at the same value at which we purchase stock, $0.50 per share.

19. We note that you hold approximately $23,500 in Options Purchased and that these options represent live-stage performance rights, film rights and other ancillary rights, or direct investments in third party limited partnerships and/or limited liability companies engaged in the development and production of entertainment projects. In tabular form, please provide us with a break- down of what this balance comprises. This tabular presentation should total the balance in the balance sheet account, and include the type of option and how you have assessed fair value both at the date of acquisition and at each balance sheet date presented. For investments in third party limited partnerships or companies, if applicable please provide your percentage of ownership and why you believe your accounting treatment of the investment is correct. We may have further comment on your response.

None of the $23,500 represent an investment in third party limited partnerships or companies. We valued the options at cost. While we continue to pursue producing both of these theatrical and film productions, there is the risk that neither of these productions will get made. Management will continue to monitor these projects for potential impairment and will adjust the values accordingly if deemed necessary.

Letter of Response - March 9, 2006

$2,500 - Option to secure the rights to produce the "Red Hat" Musical. $21,000 - Options to secure the right to produce the independent film "Reel
          Love".
$23,500 - TOTAL

Note 8 - Long Term Liabilities - Convertible Debentures, page F- 13

20. We note that you have issued $140,000 of convertible debentures during the fiscal year ended June 30, 3005, and that these are convertible at the current fair market value of $0.25 per share. It is unclear from your current presentation whether you accrued or paid interest on these convertible debentures. Your disclosure here indicates that accrued interest was convertible or payable only in the event that conversion of the principal amount did not occur. However, your disclosure in Note 11 - Subsequent Events (page 1F-14) that describes the September 23, 2005 conversion of all outstanding debentures and unpaid accrued interest into a total of 560,000 shares appears to indicate you accrued and paid Interest prior to conversion. Considering your presentation of interest expense of $0 for fiscal 2005 and $400 for the quarter ended September 30, 2006, and The conversion of $140,000 into 560,000 shares (the original conversion rate of $0.25), it is unclear how you recorded the interest accrued, if any, on these convertible debentures. Supplementally tell us and revise your disclosure to indicate the contractual interest rate on these debentures, and tell us how you recorded these interest charges in your statement of operations and balance sheets for the year ended June 30, 2005.

The convertible debentures were non-interest bearing. However, the terms set forth in the subscription agreements for the convertible debentures state that we shall pay interest of 2% monthly, beginning on the maturity date of the debenture if, at that time, the debenture has not been repaid in full. Subsequently, we signed agreements with all debenture holders to extend the maturity date, and later to convert all debentures before the amended maturity date. We did calculate imputed interest on our debentures at the end of the period, but did not recognize it, as it approximated $4,700 which our auditors deemed as immaterial.

21. As a related matter, please tell us who purchased these convertible debentures and whether any of these parties constituted related parties. We may have further comment on your response.

None of the debenture investors constituted related parties. The individual, accredited investors and U.S. companies who purchased convertible debentures from the Company were as follows:

Letter of Response - March 9, 2006

      Alan Glist -                     $ 25,000
      Kenneth Greenblatt -             $ 25,000
      Fred Dinerstein -                $ 10,000
      Jack Gardner -                   $ 15,000
      Neil Gardner -                   $ 15,000
      Mark Gardner -                   $ 10,000
      Barnaby and Cornelius, LLC -     $ 40,000
                                       --------
      TOTAL -                          $140,000

Note 9 - Common Stock Issuances, page F-14

22. We note from your disclosure that you have offered and issued units comprised of 4 shares of common stock and 1 warrant to purchase common stock for $1 per unit during the fiscal year ended June 30, 2005 and subsequent to year end. Supplementally explain to us how you have valued the warrants attached to these units, and how you have recorded the value with respect to the warrant itself and to the related common stock. Include in your response whether you deem the warrants to be liabilities or equity instruments, the method you used in determining the fair value of the warrants, how this fair value was considered when recording the issuance of common stock, and your basis in GAAP for reaching such conclusions. We may have further comment on your response.

We deem the warrants to be equity instruments. We value our warrants using the Black-Scholes Model of valuation at the time the units were issued. Because our stock it not trading, we determined our volatility for the Black-Scholes calculation by comparing that of other similar companies and the standard volatility for our industry. When recording purchases of stock with warrants, we allocated the purchase price based on the relative fair value and split our Paid In Capital between a Stock PIC and Warrant PIC. For reporting purposes, we have combined both items into one Paid In Capital line item, as shown on our Balance Sheet. The Black-Scholes option pricing model is one of the suggested methods for valuing such securities in accordance with GAAP.

We have evaluated these warrants and deem them to be properly classified as equity based on the following factors:

Based on evaluation under FAS 150, the warrants:

      A)    Are not mandatorily redeemable

      B)    Are not a forward purchase contract (and are not puttable)

      C)    Have a fixed # of shares for settlement

Based on evaluation under EITF 00-19 equity classification is deemed appropriate as the warrants must be physically settled. In addition, we considered the additional conditions necessary for equity classification as follows:

Para 14-18: may be physically settled in unregistered shares
Para 19: we have sufficient authorized shares to settle

Letter of Response - March 9, 2006

Para 20-24: the shares to be issued are determinable
Para 25: there is no requirement for net-cash settlement if late filings occur Para 26: there are no net-cash make whole or top-off provisions
Para 27-28: no net-cash provisions under contract
Para 29-31: holder doesn't have creditor rights
Para 32: no collateral required

Note 10 - Deferred Income Taxes, page F-14

23. We note that you have included a narrative disclosure related to your net operating loss carryforwards and disclosures indicating you have assigned a full valuation allowance to any deferred tax assets you may have. However, we did not note the tabular presentation of current and deferred tax expense or benefit by jurisdiction, gross deferred tax liabilities, gross deferred tax assets, total valuation allowance recognized, or a reconciliation of your effective tax rate to the statutory rate under which you calculate your tax. Please revise your disclosure of income tax expense (benefit) to present all disclosures required by paragraphs 43 to 49 of SFAS 109.

We have disclosed revisions and shall insert into the appropriate Deferred Income Tax footnote the following:

Suggested revision to "Deferred Income Taxes" paragraph of Filing:

      INCOME TAXES

The income tax provision is comprised of the following:

--------------------------------------------------------------------------------

                                            Federal        State          Total
                                           ---------     ---------     ---------
Year Ended June 30, 2005
Current                                    $      --     $     806     $     806
Deferred                                          --            --            --
                                           ---------     ---------     ---------
                                           $      --     $     806     $     806
                                           =========     =========     =========
Year Ended June 30, 2004
Current                                    $      --     $     555     $     555
Deferred                                          --            --            --
                                           ---------     ---------     ---------
                                           $      --     $     555     $     555
                                           =========     =========     =========

--------------------------------------------------------------------------------

The Company's deferred tax asset and liability as presented in the Company's financial statements are comprised of the following temporary differences:

--------------------------------------------------------------------------------

                                                              June 30,
                                                      -------------------------
                                                         2005            2004
                                                      ---------       ---------
Deferred Tax Asset
      Net Operating Losses                            $ 138,708       $  32,526
      Valuation Allowance                              (138,708)        (32,526)
                                                      ---------       ---------
        Total Deferred Tax Assets                     $      --       $      --
                                                      =========       =========

--------------------------------------------------------------------------------

Letter of Response - March 9, 2006

Deferred taxes are recognized for temporary differences between the bases of assets and liabilities for financial statement and income tax purposes, and net operating losses.

The Company has net operating loss carry forwards of $356,117 for both Federal and State tax purposes. These net operating loss carry fowards may be used to reduce federal and state taxable income and tax liabilities in future years and expire in various years through June 30, 2023 and June 30, 2025 for both State and Federal tax purposes.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to the income before taxes. The primary differences result from providing for state income taxes, generation of allowable tax credits and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

A reconciliation between taxes computer at the federal statutory rate and the consolidated effective tax rate follows:

--------------------------------------------------------------------------------

                                                               June 30,
                                                      ------------------------
                                                        2005            2004
                                                      ---------      ---------

      Federal statutory tax rate                          -34.0%         -34.0%
      State income tax - net of federal tax
      benefit                                               0.0%           0.0%
      Adjustment in valuation allowance                   -34.0%         -34.0%
                                                      ---------      ---------
                                                            0.0%           0.0%
                                                      =========      =========

--------------------------------------------------------------------------------

Note 11 - Subsequent Events

Common Stock Issuances and Stock Compensation, page F-14.

24. We note from your disclosure here that you have issued 2.6 million shares and 392,500 warrants for total compensation of $392,500 since June 30, 2005. Supplementally explain to us in tabular form the composition of all equity issuances since June 30, 2005. This table should include the type, consideration, and how such issuance was recorded in your financial statements. We may have further comment on your response.

We have provided a table detailing the information requested above as EXHIBIT 3, attached at the end of this letter.

Changes to Related Party Agreements, page F-14

25. We note that the fee structures of two major related party agreements were renegotiated subsequent to year end, and that you have indicated the new rates in the footnotes to your financial statements. Supplementally explain to us and revise your MD&A to indicate the

Letter of Response - March 9, 2006

      impact of these changes on your financial statements. Your assessment should include not only the change in actual rate but also the change caused by the altered employment status of the individuals mentioned in your disclosure.

The net effect of these changes in rates among related parties as well as the changes in employment is an increase in these monthly expenses from approximately $13,050 in June to $16,860 in August, or $3,810 per month. The increase in monthly expenses is due primarily to the addition of payroll expenses of approximately $12,730, which we did not incur prior to July, 2005. We shall revise our filing to indicate the above in our MD&A.

Form10-QSB for the Quarterly Period Ended September 30, 2005

26. We note from your Note 11 -- Subsequent Events disclosure in your Form 10-KSB for the year ended June 30, 2005 that you wrote off $3,750 in loans receivable from DCT related to "Newsical the Musical" as the show had closed. We also note from your disclosure here that approximately $20,000 remains due from DCT related to "Newsical the Musical". Supplementally explain to us when you found out that the show would close, how you determined the amount to write off in July 2005, and why you believe the remaining $20,000 is collectable. Address the recoverability of any other receivables balances due from DCT as of September 30, 2005 as well. We may have further comment on your response.

We received notice that the "Newsical the Musical" would close in early July, 2005. The remaining $20,000 is not a collectible from Newsical the Musical. It is a collectible from DCT. This amount represents monies loaned to DCT for normal operating expenses of the theater itself, during the part of the run of Newsical. These monies were not considered expenses of the production of Newsical, and therefore are not to be written off due to the closing of the show. The $3,750 were the only monies provided by us directly associated with the production of the show.

27. In this regard, we note that you agreed to pay $15,000 to DCT for the right to purchase certain property. The employment of Richard Bernstein was transferred from DCT to the company as well. When addressing the recoverability of receivables, please specifically discuss the financial condition and operating results of DCT. As it appears that your revenues have been earned exclusively from SEI and DCT and as you have made cash payments to each of these entities in, recent periods, please quantify the cash you have received from each entity in fiscal 2005 and in fiscal 2006, to date. Quantify your cash payments to each entity over each of these same periods as well.

DCT is a not-for-profit theatre in Denver, Colorado. DCT houses two separate theatre spaces, where it continues to book successful runs of a variety of shows. DCT just

Letter of Response - March 9, 2006

finished a very successful two year run of a hit musical comedy in its main theatre and will open a new show in that space shortly. DCT continues to operate and profit from the theatrical productions it puts on at its premises. However, DCT has not kept current with its payments to us for management, booking and marketing services. DCT expects to pay us in full for all outstanding amounts, and to keep current with its payments subsequent to the retroactive payments through the sale of the remaining principal balance of two $200,000 notes held against real estate. We have received $63,450 in the aggregate from DCT for the fiscal year ended June 30, 2005. We have not received any monies from DCT subsequent to June 30, 2005. We have made cash payments to SEI of approximately $520,700 and $220,500 in the aggregate for the year ended June 30, 2005 and fiscal year ended June 30, 2006 to date. We received cash payments from SEI of approximately zero and $32,500 for the year ended June 30, 2005 and fiscal year ended June 30, 2006 to date. We shall revise our 10-KSB by adding the above explanation to the section indicated.

28. Refer to page F-12 of your Form 10-KSB. You state that SEI agreed to transfer to SPI all shares and interest in Reel Love on Film LLC and Reel Love Productions on June 1, 2005. We assume that the transfer had been completed as of your acquisition of SPI. If that is not the case, please revise the filing to clarify when and how the transfer occurred. We also note that you recognized $21,000 at June 30, 2005 to reimburse option payments made by SEI for the rights to produce the film "Reel Love." In the quarter ended September 30, 2005, you recognized an additional $18,000 due to SEI for options purchased "to maintain the rights" to the script "Reel Love." In view of the apparent significance of these costs, please expand the footnote and MD&A disclosures included in your Form 10-KSB to address the nature of, and business reasons for, these arrangements and to quantify your related financial obligations. Explain the reasons why your payments are being made to SEI and identify the party to whom the payments are ultimately being made.

The transfer of all shares and interest in Reel Love on Film LLC and Reel Love Productions had been completed as of our acquisition of SPI. Prior to the acquisition of SPI, SPI was a subsidiary of SEI. SPI did not yet have a bank account or liquid assets. Therefore, SEI purchased the options on SPI's behalf and recognized a receivable from SPI. SPI recognized a payable to SEI. When we acquired SPI, we assumed the debt. These amounts are still payable to SEI. SPI continues to actively pursue film production, but has not yet reached the milestones necessary to justify the opening of a bank account, as it does not yet expect the receipt of cash from revenues or other sources. SPI will pay SEI in full upon capitalization of the film fund. We shall revise our 10-KSB by adding the above explanation to the footnote and MD&A.

Letter of Response - March 9, 2006

                           EXHIBITS ATTACHED TO LETTER

EXHIBIT 1 LIST OF SHAREHOLDERS of SIBLING ENTERTAINMENT, INC. BEFORE and AFTER the SALE of SPI

EXHIBIT 2         LIST OF SHAREHOLDERS of SIBLING ENTERTAINMENT GROUP, INC.
                  (formerly Amici Ventures, Inc.)

EXHIBIT 3         ISSUANCE OF SHARES of SIBLING ENTERTAINMENT GROUP, INC.
                  (formerly Amici Ventures, Inc.)

EXHIBIT 4 LETTER - REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM from FORMER AUDITORS, LIVINGSTONG WACHTELL & CO, LLP DATED MARCH 7, 2005 - DRAFT

EXHIBIT 5 LETTER - REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM from CURRENT AUDITORS, ROSENBERG RIGH BAKER BERMAN & CO, LLP DATED SPETEMBER 23, 2005 - DRAFT

If you have any additional questions and comments, please do not hesitate to contact us.

Sincerely,


--------------------------------
James S. Cardwell, CFO

cc   Mitchell Maxwell, President
     Victoria Maxwell, Vice President
     Richard Bernstein, Director
     Joseph Sierchio, Esq., Legal Counsel

Letter of Response - March 9, 2006

                                    EXHIBIT 1

               LIST OF SHAREHOLDERS of SIBLING ENTERTAINMENT, INC.
                        BEFORE and AFTER the SALE of SPI

Name                                                     Balance      Percentage
----                                                     -------      ----------
------------------------------------------------------------------

Mitchell Maxwell                                         3,080,000         17.7%
------------------------------------------------------------------
Stan  Tynski                                             2,377,135         13.7%
------------------------------------------------------------------
Zbigniew Mania                                           1,919,500         11.0%
------------------------------------------------------------------
Arthur Friedman                                          1,141,248          6.6%
------------------------------------------------------------------
Victoria Maxwell                                           875,000          5.0%
------------------------------------------------------------------
William Detering                                           725,000          4.2%
------------------------------------------------------------------
Mark Goldberg                                              650,000          3.7%
------------------------------------------------------------------
Max Rosado                                                 650,000          3.7%
------------------------------------------------------------------
Sibling Entertainment Group, Inc.
       (formerly Amici Ventures, Inc.)                     600,000          3.5%
------------------------------------------------------------------
Max Helix                                                  600,000          3.5%
------------------------------------------------------------------
Richard Bernstein                                          550,000          3.2%
------------------------------------------------------------------
Richard Berger                                              25,000          0.1%
------------------------------------------------------------------
Kathryn Foster                                             384,000          2.2%
------------------------------------------------------------------
Michael Foster                                             384,000          2.2%
------------------------------------------------------------------
Gary Bayer                                                 333,228          1.9%
------------------------------------------------------------------
Sami A. Miro                                               300,000          1.7%
------------------------------------------------------------------
Robert McGinby                                             280,000          1.6%
------------------------------------------------------------------
Harry F. Sunville                                          201,723          1.2%
------------------------------------------------------------------
Bart Wolf                                                  200,000          1.2%
------------------------------------------------------------------
Gary Miller                                                150,000          0.9%
------------------------------------------------------------------
Al & Marilyn Lee                                           147,160          0.8%
------------------------------------------------------------------
Tom Monroe                                                 125,000          0.7%
------------------------------------------------------------------
Dave G. Schaefer                                           110,353          0.6%
------------------------------------------------------------------
Robert Sullivan                                            109,628          0.6%
------------------------------------------------------------------
Barry Davis                                                100,000          0.6%
------------------------------------------------------------------
Arden O. Wendell                                           100,000          0.6%
------------------------------------------------------------------
Peter J. Sali                                               83,768          0.5%
------------------------------------------------------------------
Al & Marilyn Kempenich                                      83,755          0.5%
------------------------------------------------------------------
David B. Lutz                                               83,375          0.5%
------------------------------------------------------------------
Wayne Graham                                                80,000          0.5%
------------------------------------------------------------------
John & Nicole Record                                        80,000          0.5%
------------------------------------------------------------------
John L. or Sharon D. Salsbury                               80,000          0.5%
------------------------------------------------------------------
Alek Chatman                                                78,000          0.4%
------------------------------------------------------------------
Kenneth A. and Elizabeth K. Barnes                          75,000          0.4%
------------------------------------------------------------------
James Simon                                                 60,000          0.3%
------------------------------------------------------------------
Fred Seiden                                                 50,000          0.3%
------------------------------------------------------------------
Milton J. & Gertrude J. Armstrong                           41,793          0.2%
------------------------------------------------------------------
Richard N. Belt                                             40,611          0.2%
------------------------------------------------------------------
Jacob or Frances Rosenbloom                                 40,611          0.2%
------------------------------------------------------------------
James Blatt                                                 40,000          0.2%
------------------------------------------------------------------
Michael Fell                                                40,000          0.2%
------------------------------------------------------------------

Letter of Response - March 9, 2006

------------------------------------------------------------------
Richard Rizzo                                               40,000          0.2%
------------------------------------------------------------------
Marc Sandoval                                               39,000          0.2%
------------------------------------------------------------------
Madison Financial Partners, Ltd.                            30,000          0.2%
------------------------------------------------------------------
John Michael Palmer                                         30,000          0.2%
------------------------------------------------------------------
Garret Townsend                                             30,000          0.2%
------------------------------------------------------------------
Gus Constantori                                             25,000          0.1%
------------------------------------------------------------------
Robert Hague                                                20,000          0.1%
------------------------------------------------------------------
Stanford Slifer                                             20,000          0.1%
------------------------------------------------------------------
Dorthy Dosh                                                 19,500          0.1%
------------------------------------------------------------------
Herb Maxwell                                                15,000          0.1%
------------------------------------------------------------------
Patrick Timothy Yant                                        15,000          0.1%
------------------------------------------------------------------
Kallman Elinoff                                             10,000          0.1%
------------------------------------------------------------------
Robert Barandes                                              5,000          0.0%
------------------------------------------------------------------
Nancy Ticotin                                                5,000          0.0%
------------------------------------------------------------------
John Lemley                                                  3,500          0.0%
--------------------------------------------------------------------------------

TOTAL                                                   17,381,888        100.0%

Letter of Response - March 9, 2006

                                    EXHIBIT 2

            LIST OF SHAREHOLDERS of SIBLING ENTERTAINMENT GROUP, INC.
                         (formerly Amici Ventures, Inc.)

                        BEFORE and AFTER the SALE of SPI

                                  PRE ACQUISITION             POST ACQUISITION
                                       SHARES                      SHARES
                              -------------------------    ---------------------

Name                            Balance      Percentage     Balance   Percentage
-------------------------------------------------------    ---------- ----------

Sibling Entertainment, Inc.          --          0.000%     6,000,000    29.056%
--------------------------------------------------------   ---------------------

Zachwell, Ltd.                       --          0.000%     2,220,000    10.751%
--------------------------------------------------------   ---------------------

Victoria Maxwell               1,412,994        14.323%     2,372,994    11.491%
--------------------------------------------------------   ---------------------

James Cardwell                   100,000         1.014%     1,060,000     5.133%
--------------------------------------------------------   ---------------------

Richard Bernstein                160,418         1.626%       640,418     3.101%
--------------------------------------------------------   ---------------------

Joseph Sierchio                  495,200         5.020%       615,200     2.979%
--------------------------------------------------------   ---------------------

Christopher Denune                   --          0.000%        45,000     0.218%
--------------------------------------------------------   ---------------------
Marilyn Ackerman                     250         0.003%           250     0.001%
                                           -------------               ---------
Mario Aieta                          500         0.005%           500     0.002%
                                           -------------               ---------

Barbara Albert                     1,500         0.015%         1,500     0.007%
                                           -------------               ---------
Henry Albert                         500         0.005%           500     0.002%
                                           -------------               ---------
Jane Albert                          500         0.005%           500     0.002%
                                           -------------               ---------

Stephen Albert                     3,500         0.035%         3,500     0.017%
                                           -------------               ---------
Jody Arnhold                         250         0.003%           250     0.001%
                                           -------------               ---------
Aaron Arons                          250         0.003%           250     0.001%
                                           -------------               ---------
Lenore Arons                         250         0.003%           250     0.001%
                                           -------------               ---------
Marc Arons                           250         0.003%           250     0.001%
                                           -------------               ---------
Christopher Ashley                   250         0.003%           250     0.001%
                                           -------------               ---------
Jack Askenasi                        250         0.003%           250     0.001%
                                           -------------               ---------
Chris Balsam                         100         0.001%           100     0.000%
                                           -------------               ---------
Jenna Balsam                         100         0.001%           100     0.000%
                                           -------------               ---------

Mark Balsam                       50,000         0.507%        50,000     0.242%
                                           -------------               ---------
Anthony Bamonte                      500         0.005%           500     0.002%
                                           -------------               ---------
Laura Bamonte                        500         0.005%           500     0.002%
                                           -------------               ---------
Lisa Bamonte                         500         0.005%           500     0.002%
                                           -------------               ---------
Lorraine Bamonte                     500         0.005%           500     0.002%
                                           -------------               ---------
Nicole Bamonte                       500         0.005%           500     0.002%
                                           -------------               ---------
Robert Barandes                      500         0.005%           500     0.002%
                                           -------------               ---------
Donna Barnett                        500         0.005%           500     0.002%
                                           -------------               ---------

Letter of Response - March 9, 2006

Jay Barnett                          500         0.005%           500     0.002%
                                           -------------               ---------
Joan Barrow                          250         0.003%           250     0.001%
                                           -------------               ---------
Bryan Batt                           250         0.003%           250     0.001%
                                           -------------               ---------
Louis Bavaro                         250         0.003%           250     0.001%
                                           -------------               ---------
Susan Beckman                        100         0.001%           100     0.000%
                                           -------------               ---------
Joseph Bell                          500         0.005%           500     0.002%
                                           -------------               ---------
Vince Bellino                        200         0.002%           200     0.001%
                                           -------------               ---------
Larry Benenson                       250         0.003%           250     0.001%
                                           -------------               ---------
Bruce Berman                         100         0.001%           100     0.000%
                                           -------------               ---------
Jaclyn Bernstein                     250         0.003%           250     0.001%
                                           -------------               ---------
Jim Bick                             100         0.001%           100     0.000%
                                           -------------               ---------
Jay Binder                           500         0.005%           500     0.002%
                                           -------------               ---------
Patricia Birch                       100         0.001%           100     0.000%
                                           -------------               ---------
Diana Blumenthal                     100         0.001%           100     0.000%
                                           -------------               ---------
Norton Blumenthal                    100         0.001%           100     0.000%
                                           -------------               ---------
Cole Blumstein                       250         0.003%           250     0.001%
                                           -------------               ---------
Kenny Blumstein                      250         0.003%           250     0.001%
                                           -------------               ---------
Meris Blumstein                      250         0.003%           250     0.001%
                                           -------------               ---------
Sydney Blumstein                     250         0.003%           250     0.001%
                                           -------------               ---------
Sarah Brockus                        500         0.005%           500     0.002%
                                           -------------               ---------
Angela Cappetta                      100         0.001%           100     0.000%
                                           -------------               ---------
Mary Caputo                          500         0.005%           500     0.002%
                                           -------------               ---------
Gabrielle Carlson                    100         0.001%           100     0.000%
                                           -------------               ---------
Anita Ciolli                         500         0.005%           500     0.002%
                                           -------------               ---------
Frank Ciolli                         500         0.005%           500     0.002%
                                           -------------               ---------
Leotis Clyburn                       100         0.001%           100     0.000%
                                           -------------               ---------
Madeline Colon                       250         0.003%           250     0.001%
                                           -------------               ---------
Michelle Colon                       250         0.003%           250     0.001%
                                           -------------               ---------
Mike Colon                           250         0.003%           250     0.001%
                                           -------------               ---------
Shirley Colon                        250         0.003%           250     0.001%
                                           -------------               ---------
Mike Colon, Jr.                      250         0.003%           250     0.001%
                                           -------------               ---------
Gina Consiglio                       250         0.003%           250     0.001%
                                           -------------               ---------
Marty Cooper                         100         0.001%           100     0.000%
                                           -------------               ---------
Teri Cooper                          100         0.001%           100     0.000%
                                           -------------               ---------
John Corker                          100         0.001%           100     0.000%
                                           -------------               ---------
Peter Cromarty                       300         0.003%           300     0.001%
                                           -------------               ---------

Augustin Curanovic                 1,500         0.015%         1,500     0.007%
                                           -------------               ---------
Pashka Curanovic                     500         0.005%           500     0.002%
                                           -------------               ---------
Bruce Anthony Davis                  100         0.001%           100     0.000%
                                           -------------               ---------
Anne Deglomini                       500         0.005%           500     0.002%
                                           -------------               ---------
Theresa Demolfetta                   500         0.005%           500     0.002%
                                           -------------               ---------
Dominick Di Frisco                   500         0.005%           500     0.002%
                                           -------------               ---------
Jacqueline Di Frisco                 500         0.005%           500     0.002%
                                           -------------               ---------
Sharon Dizenhuz                      200         0.002%           200     0.001%
                                           -------------               ---------
Lauren Doll                          250         0.003%           250     0.001%
                                           -------------               ---------
Anne Dominijanni                     666         0.007%           666     0.003%
                                           -------------               ---------
Joseph Dominijanni                   666         0.007%           666     0.003%
                                           -------------               ---------
Kevin Duncan                         300         0.003%           300     0.001%
                                           -------------               ---------
Bob Duva                             250         0.003%           250     0.001%
                                           -------------               ---------

Letter of Response - March 9, 2006

Kallman Elinoff                   10,000         0.101%        10,000     0.048%
                                            ------------               ---------
Alexis Elman                         250         0.003%           250     0.001%
                                            ------------               ---------
Howard Elman                         250         0.003%           250     0.001%
                                            ------------               ---------
Irene Elman                          500         0.005%           500     0.002%
                                            ------------               ---------
Jessica Elman                        250         0.003%           250     0.001%
                                            ------------               ---------
Karen Elman                          250         0.003%           250     0.001%
                                            ------------               ---------
Kimberly Elman                       250         0.003%           250     0.001%
                                            ------------               ---------
Morris Elman                         500         0.005%           500     0.002%
                                            ------------               ---------
Jarrod Emick                         100         0.001%           100     0.000%
                                            ------------               ---------
Aaron Feld                           200         0.002%           200     0.001%
                                            ------------               ---------
Cheryl Feld                          200         0.002%           200     0.001%
                                            ------------               ---------
Pamela Feld                          200         0.002%           200     0.001%
                                            ------------               ---------
Robert Feld                          200         0.002%           200     0.001%
                                            ------------               ---------
Sarah Feld                           200         0.002%           200     0.001%
                                            ------------               ---------
Seth Feld                            200         0.002%           200     0.001%
                                            ------------               ---------

James A. Ferraro                  20,000         0.203%        20,000     0.097%
                                            ------------               ---------
David Figueroa                       100         0.001%           100     0.000%
                                            ------------               ---------
Gil Figueroa                         200         0.002%           200     0.001%
                                            ------------               ---------
Julie Figueroa                       100         0.001%           100     0.000%
                                            ------------               ---------

Barnett Fine                     100,000         1.014%       100,000     0.484%
                                            ------------               ---------
Wendy Forem                          100         0.001%           100     0.000%
                                            ------------               ---------
Leroi Freeman                        100         0.001%           100     0.000%
                                            ------------               ---------

Arthur Freidman                  100,000         1.014%       100,000     0.484%
                                            ------------               ---------

Arthur Friedman                   40,000         0.405%        40,000     0.194%
                                            ------------               ---------

Barry Funt                       100,000         1.014%       100,000     0.484%
                                            ------------               ---------

Barry  Funt                       20,000         0.203%        20,000     0.097%
                                            ------------               ---------

Ira Gaines                        50,000         0.507%        50,000     0.242%
                                            ------------               ---------
Victor Garber                        100         0.001%           100     0.000%
                                            ------------               ---------
Judy Garfinkle                       250         0.003%           250     0.001%
                                            ------------               ---------
Ellen Gesmer                         200         0.002%           200     0.001%
                                            ------------               ---------
Laura Gesmer                         100         0.001%           100     0.000%
                                            ------------               ---------
Toby Gesmer                          100         0.001%           100     0.000%
                                            ------------               ---------
Mo Gibson                            200         0.002%           200     0.001%
                                            ------------               ---------
Nathalie Giet                        500         0.005%           500     0.002%
                                            ------------               ---------
Roger Gindi                          333         0.003%           333     0.002%
                                            ------------               ---------
Candace Goetz                        100         0.001%           100     0.000%
                                            ------------               ---------

A.B. Goldberg                  1,000,000        10.137%     1,000,000     4.843%
                                            ------------               ---------
Harry Goldman                        500         0.005%           500     0.002%
                                            ------------               ---------
Michael Goldman                      500         0.005%           500     0.002%
                                            ------------               ---------
Sylvia Goldman                       500         0.005%           500     0.002%
                                            ------------               ---------

Rick Goren                       100,000         1.014%       100,000     0.484%
                                            ------------               ---------

Alfred Greco                       2,500         0.025%         2,500     0.012%
                                            ------------               ---------

Anne Greco                         2,500         0.025%         2,500     0.012%
                                            ------------               ---------

Letter of Response - March 9, 2006

Alfred V. Greco, Jr.               2,500         0.025%         2,500     0.012%
                                            ------------               ---------
Jeffrey Greene                       750         0.008%           750     0.004%
                                            ------------               ---------
Miriam Greene                        350         0.004%           350     0.002%
                                            ------------               ---------

Val Guhr                          80,000         0.811%        80,000     0.387%
                                            ------------               ---------
Ann Guttman                          100         0.001%           100     0.000%
                                            ------------               ---------
Steve Guttman                        100         0.001%           100     0.000%
                                            ------------               ---------
Henrietta  Gwaltney                  250         0.003%           250     0.001%
                                            ------------               ---------
Bernard Hamber                       250         0.003%           250     0.001%
                                            ------------               ---------
Gloria Hamber                        250         0.003%           250     0.001%
                                            ------------               ---------
Michael Hartman                      100         0.001%           100     0.000%
                                            ------------               ---------
Hugh Hayes                           200         0.002%           200     0.001%
                                            ------------               ---------
Corey Henry                          100         0.001%           100     0.000%
                                            ------------               ---------
Burt Hochman                         250         0.003%           250     0.001%
                                            ------------               ---------
Estelle Hochman                      250         0.003%           250     0.001%
                                            ------------               ---------
Tony Hoffman                         100         0.001%           100     0.000%
                                            ------------               ---------
Ritchie Holtz                        100         0.001%           100     0.000%
                                            ------------               ---------
Merrill Holtzman                     200         0.002%           200     0.001%
                                            ------------               ---------
Mary Horner                          250         0.003%           250     0.001%
                                            ------------               ---------

Maureen Hughes                     1,750         0.018%         1,750     0.008%
                                            ------------               ---------
Tracy Hull                           100         0.001%           100     0.000%
                                            ------------               ---------
Rob Hulsmeyer                        250         0.003%           250     0.001%
                                            ------------               ---------
Keith Hurd                           300         0.003%           300     0.001%
                                            ------------               ---------
Alan Hyde                            200         0.002%           200     0.001%
                                            ------------               ---------
Natsu Ifil                           100         0.001%           100     0.000%
                                            ------------               ---------

Leonard Imperio                    2,000         0.020%         2,000     0.010%
                                            ------------               ---------
Rose Marie Imperio                   500         0.005%           500     0.002%
                                            ------------               ---------
Josephine Irvine                     100         0.001%           100     0.000%
                                            ------------               ---------
Barbara Jo Fiorino                   500         0.005%           500     0.002%
                                            ------------               ---------

Johsua Kagan                      60,000         0.608%        60,000     0.291%
                                            ------------               ---------

Joshua Kagan                      20,000         0.203%        20,000     0.097%
                                            ------------               ---------
Bruce Kagel                          250         0.003%           250     0.001%
                                            ------------               ---------
Judith Kagel                         250         0.003%           250     0.001%
                                            ------------               ---------
Salena Kagel                         250         0.003%           250     0.001%
                                            ------------               ---------
Jerome Kane                          100         0.001%           100     0.000%
                                            ------------               ---------
Joseph Kane                          100         0.001%           100     0.000%
                                            ------------               ---------
Katherine Kane                       100         0.001%           100     0.000%
                                            ------------               ---------
Lauren Kane                          100         0.001%           100     0.000%
                                            ------------               ---------
Margaret Kane                        100         0.001%           100     0.000%
                                            ------------               ---------
Marianne Kane                        100         0.001%           100     0.000%
                                            ------------               ---------
Peter Kane                           100         0.001%           100     0.000%
                                            ------------               ---------
Thomas Kane                          100         0.001%           100     0.000%
                                            ------------               ---------

Ian Karin                          1,500         0.015%         1,500     0.007%
                                            ------------               ---------
Michelle Karin                       500         0.005%           500     0.002%
                                            ------------               ---------

Robert Karin                       2,000         0.020%         2,000     0.010%
                                            ------------               ---------
Alexis Kelly                         100         0.001%           100     0.000%
                                            ------------               ---------

Letter of Response - March 9, 2006

Ilene Kennedy                        100         0.001%           100     0.000%
                                            ------------               ---------
Stephen Kennedy                      100         0.001%           100     0.000%
                                            ------------               ---------
Bruce Kimmel                         100         0.001%           100     0.000%
                                            ------------               ---------
Laura Dean Koch                      100         0.001%           100     0.000%
                                            ------------               ---------
Steve Koch                           100         0.001%           100     0.000%
                                            ------------               ---------
Marc Korashan                        250         0.003%           250     0.001%
                                            ------------               ---------
Jonathan Kotcher                     250         0.003%           250     0.001%
                                            ------------               ---------
Justin Kotcher                       250         0.003%           250     0.001%
                                            ------------               ---------
Lauren Kotcher                       250         0.003%           250     0.001%
                                            ------------               ---------
Marilyn Kotcher                      250         0.003%           250     0.001%
                                            ------------               ---------
Lisbeth Kramer                       200         0.002%           200     0.001%
                                            ------------               ---------
Fred Krones                          500         0.005%           500     0.002%
                                            ------------               ---------
Peter Kurzweil                       500         0.005%           500     0.002%
                                            ------------               ---------
Gema Lama                            500         0.005%           500     0.002%
                                            ------------               ---------
George Lane                          250         0.003%           250     0.001%
                                            ------------               ---------
Aristea Lappas                       500         0.005%           500     0.002%
                                            ------------               ---------
Calliope Lappas                      500         0.005%           500     0.002%
                                            ------------               ---------
Liz Larsen                           100         0.001%           100     0.000%
                                            ------------               ---------
Dick Latessa                         100         0.001%           100     0.000%
                                            ------------               ---------
David Layfield                       250         0.003%           250     0.001%
                                            ------------               ---------
Eleanor Layfield                     250         0.003%           250     0.001%
                                            ------------               ---------

Dale Leake                         1,500         0.015%         1,500     0.007%
                                            ------------               ---------
Allisyn Levy                         500         0.005%           500     0.002%
                                            ------------               ---------
Emily Levy                           500         0.005%           500     0.002%
                                            ------------               ---------
Marjorie Levy                        500         0.005%           500     0.002%
                                            ------------               ---------

Steven Levy                        1,000         0.010%         1,000     0.005%
                                            ------------               ---------
Peter Longo                          500         0.005%           500     0.002%
                                            ------------               ---------
Felicia Lonigro                      500         0.005%           500     0.002%
                                            ------------               ---------
Elizabeth Lord                       100         0.001%           100     0.000%
                                            ------------               ---------
Steve Lutvak                         200         0.002%           200     0.001%
                                            ------------               ---------

Gary Maffei                      100,000         1.014%       100,000     0.484%
                                            ------------               ---------
Maria Maggenti                       100         0.001%           100     0.000%
                                            ------------               ---------
Camryn Manheim                       100         0.001%           100     0.000%
                                            ------------               ---------
Jennifer Manocheria                  200         0.002%           200     0.001%
                                            ------------               ---------
Alan Markinson                       100         0.001%           100     0.000%
                                            ------------               ---------

Dan Markley                        2,000         0.020%         2,000     0.010%
                                            ------------               ---------
Carlos Marquez                       250         0.003%           250     0.001%
                                            ------------               ---------
Kathleen Marshall                    100         0.001%           100     0.000%
                                            ------------               ---------

Zachary Maxell                     2,000         0.020%         2,000     0.010%
                                            ------------               ---------

Herbert Maxwell                  599,756         6.080%       599,756     2.904%
                                            ------------               ---------

Nancy Maxwell                     12,150         0.123%        12,150     0.059%
                                            ------------               ---------

Richard Lloyd Maxwell             17,250         0.175%        17,250     0.084%
                                            ------------               ---------
Leslie Mazzotta                      500         0.005%           500     0.002%
                                            ------------               ---------
Kevin McCollum                       300         0.003%           300     0.001%
                                            ------------               ---------
Kristin McQuillan                    250         0.003%           250     0.001%
                                            ------------               ---------

William Meade                        200         0.002%           200     0.001%
                                            ------------               ---------
Mary Meagher                         250         0.003%           250     0.001%
                                            ------------               ---------
Bill Melman                          250         0.003%           250     0.001%
                                            ------------               ---------

Natalie Merdinger                 40,000         0.405%        40,000     0.194%
                                            ------------               ---------

Karen & Les Meyer                 40,000         0.405%        40,000     0.194%
                                            ------------               ---------
Lee Minor                            250         0.003%           250     0.001%
                                            ------------               ---------
Pamela Minor                         250         0.003%           250     0.001%
                                            ------------               ---------

Sami Miro                        640,000         6.488%       640,000     3.099%
                                            ------------               ---------
Jerry Mitchell                       250         0.003%           250     0.001%
                                            ------------               ---------
Gerd Molton                          500         0.005%           500     0.002%
                                            ------------               ---------

Grace Molton                       5,000         0.051%         5,000     0.024%
                                            ------------               ---------
Ragnar Molton                        500         0.005%           500     0.002%
                                            ------------               ---------
Rita Molton                          500         0.005%           500     0.002%
                                            ------------               ---------
Julio Monge                          100         0.001%           100     0.000%
                                            ------------               ---------
Robert Montano                       100         0.001%           100     0.000%
                                            ------------               ---------
Claudia Moreno                       500         0.005%           500     0.002%
                                            ------------               ---------
Riccardo Moreno                      500         0.005%           500     0.002%
                                            ------------               ---------

Pamela L. Mougin                  30,000         0.304%        30,000     0.145%
                                            ------------               ---------

Rose Ann Murano                   24,000         0.243%        24,000     0.116%
                                            ------------               ---------
Carrie Murphy                        250         0.003%           250     0.001%
                                            ------------               ---------
Ann Marie Napolitano                 666         0.007%           666     0.003%
                                            ------------               ---------
Anthony Napolitano                   666         0.007%           666     0.003%
                                            ------------               ---------
Phyllis Napolitano                   666         0.007%           666     0.003%
                                            ------------               ---------

Bruce Nurse                       40,000         0.405%        40,000     0.194%
                                            ------------               ---------
Martin Orzio                         500         0.005%           500     0.002%
                                            ------------               ---------
Monique Osterholt                    100         0.001%           100     0.000%
                                            ------------               ---------

John Michael Palmer               30,000         0.304%        30,000     0.145%
                                            ------------               ---------
Michael Andrew Pascal                250         0.003%           250     0.001%
                                            ------------               ---------
Hector Paz                           100         0.001%           100     0.000%
                                            ------------               ---------
Anthony Peluso                       500         0.005%           500     0.002%
                                            ------------               ---------

Gina Peluso                        1,500         0.015%         1,500     0.007%
                                            ------------               ---------
Hersh Petrocelly                     500         0.005%           500     0.002%
                                            ------------               ---------
Jonathon Pillot                      250         0.003%           250     0.001%
                                            ------------               ---------
Wilson Powell                        500         0.005%           500     0.002%
                                            ------------               ---------
Carol Prugh                          200         0.002%           200     0.001%
                                            ------------               ---------
Patrick Quinn                        100         0.001%           100     0.000%
                                            ------------               ---------
Tina Ramirez                         500         0.005%           500     0.002%
                                            ------------               ---------
Mark Ravello                         250         0.003%           250     0.001%
                                            ------------               ---------
Basil P. Regan                       500         0.005%           500     0.002%
                                            ------------               ---------
Maria Rizzi                          500         0.005%           500     0.002%
                                            ------------               ---------

Richard Rizzo                     53,334         0.541%        53,334     0.258%
                                            ------------               ---------
Jimmy Roberts                        100         0.001%           100     0.000%
                                            ------------               ---------
Jason Robins                         500         0.005%           500     0.002%
                                            ------------               ---------
Jason C. Robins                      167         0.002%           167     0.001%
                                            ------------               ---------

Letter of Response - March 9, 2006

Lee Robins                           500         0.005%           500     0.002%
                                            ------------               ---------
Lee R. Robins                        166         0.002%           166     0.001%
                                            ------------               ---------
Lenore Robins                        667         0.007%           667     0.003%
                                            ------------               ---------
Steven Robins                        500         0.005%           500     0.002%
                                            ------------               ---------
Steven F. Robins                     167         0.002%           167     0.001%
                                            ------------               ---------
Linda Rocco                          500         0.005%           500     0.002%
                                            ------------               ---------
Richard Rocco                        500         0.005%           500     0.002%
                                            ------------               ---------
Danielle Rockhold                    200         0.002%           200     0.001%
                                            ------------               ---------
Cisco Rodriguez                      150         0.002%           150     0.001%
                                            ------------               ---------
Judi Rodriguez                       150         0.002%           150     0.001%
                                            ------------               ---------
Roy Rodriguez                        150         0.002%           150     0.001%
                                            ------------               ---------
Jean Rooney                          500         0.005%           500     0.002%
                                            ------------               ---------
David Rosenberg                      667         0.007%           667     0.003%
                                            ------------               ---------
Josh Rosenblum                       250         0.003%           250     0.001%
                                            ------------               ---------
Kim Rosenblum                        250         0.003%           250     0.001%
                                            ------------               ---------
Howard Rosenman                      300         0.003%           300     0.001%
                                            ------------               ---------

James Russek                       1,000         0.010%         1,000     0.005%
                                            ------------               ---------
Judy Russek                          250         0.003%           250     0.001%
                                            ------------               ---------

Anthony R. Russo                  50,000         0.507%        50,000     0.242%
                                            ------------               ---------

Carol Russo                        5,000         0.051%         5,000     0.024%
                                            ------------               ---------
Christine Russo                      250         0.003%           250     0.001%
                                            ------------               ---------
Lauren Russo                         250         0.003%           250     0.001%
                                            ------------               ---------
Lisa A. Russo                        250         0.003%           250     0.001%
                                            ------------               ---------
Anthony R. Russo, Jr.                250         0.003%           250     0.001%
                                            ------------               ---------
John Sanders                         100         0.001%           100     0.000%
                                            ------------               ---------
Socorro Santiago                     100         0.001%           100     0.000%
                                            ------------               ---------
Robin Sayetta                        200         0.002%           200     0.001%
                                            ------------               ---------
Julian Schlossberg                   250         0.003%           250     0.001%
                                            ------------               ---------
Merryn Schlossberg                   250         0.003%           250     0.001%
                                            ------------               ---------
Ed Schmidt                           250         0.003%           250     0.001%
                                            ------------               ---------
Alan Schuster                        500         0.005%           500     0.002%
                                            ------------               ---------
Ben Schuster                         150         0.002%           150     0.001%
                                            ------------               ---------
Edward Schuster                      150         0.002%           150     0.001%
                                            ------------               ---------
Pat Schuster                         150         0.002%           150     0.001%
                                            ------------               ---------
Steven Schuster                      150         0.002%           150     0.001%
                                            ------------               ---------
Mark Schwartzbaum                    250         0.003%           250     0.001%
                                            ------------               ---------
Chris Schweizer                      100         0.001%           100     0.000%
                                            ------------               ---------
Marvin Scott                         250         0.003%           250     0.001%
                                            ------------               ---------
Jeff Sellers                         300         0.003%           300     0.001%
                                            ------------               ---------
Sue Ellen Shapero                    500         0.005%           500     0.002%
                                            ------------               ---------

Joel  Shapiro                     40,000         0.405%        40,000     0.194%
                                            ------------               ---------

Alison Sheedy                      1,000         0.010%         1,000     0.005%
                                            ------------               ---------
Jeff Sherman                         500         0.005%           500     0.002%
                                            ------------               ---------
Keith Sherman                        100         0.001%           100     0.000%
                                            ------------               ---------
Carol Shifrin                        500         0.005%           500     0.002%
                                            ------------               ---------
Nathan Shifrin                       500         0.005%           500     0.002%
                                            ------------               ---------
Marcia Shulman                       100         0.001%           100     0.000%
                                            ------------               ---------

Letter of Response - March 9, 2006

Joan Witkin Sierchio               5,000         0.051%         5,000     0.024%
                                            ------------               ---------
Christopher Silber                   100         0.001%           100     0.000%
                                            ------------               ---------
Josh Silver                          500         0.005%           500     0.002%
                                            ------------               ---------
Millicent Silver                     250         0.003%           250     0.001%
                                            ------------               ---------
Norman Silver                        250         0.003%           250     0.001%
                                            ------------               ---------
Patty Silver                         250         0.003%           250     0.001%
                                            ------------               ---------
Ruth Silver                          500         0.005%           500     0.002%
                                            ------------               ---------
Cara Silverman                       200         0.002%           200     0.001%
                                            ------------               ---------
Alvin Simon                          250         0.003%           250     0.001%
                                            ------------               ---------
Diane Simon                          250         0.003%           250     0.001%
                                            ------------               ---------
James L. Simon                       300         0.003%           300     0.001%
                                            ------------               ---------
Leonard Simon                        250         0.003%           250     0.001%
                                            ------------               ---------
Lillian Simon                        250         0.003%           250     0.001%
                                            ------------               ---------
William Simon                        250         0.003%           250     0.001%
                                            ------------               ---------
Steve Singer                         100         0.001%           100     0.000%
                                            ------------               ---------

Stanford Slifer                   20,000         0.203%        20,000     0.097%
                                            ------------               ---------
Antonio Soddu                        100         0.001%           100     0.000%
                                            ------------               ---------
Xavier Soto                          100         0.001%           100     0.000%
                                            ------------               ---------
Kathy Spinelli                       100         0.001%           100     0.000%
                                            ------------               ---------
Diane Spiro                          100         0.001%           100     0.000%
                                            ------------               ---------
Howard Springer                      667         0.007%           667     0.003%
                                            ------------               ---------
KT Sullivan                          150         0.002%           150     0.001%
                                            ------------               ---------
Antoinette Taylor                    500         0.005%           500     0.002%
                                            ------------               ---------
Vincent Taylor                       500         0.005%           500     0.002%
                                            ------------               ---------
Abe Ticotin                          250         0.003%           250     0.001%
                                            ------------               ---------
Iris Ticotin                         250         0.003%           250     0.001%
                                            ------------               ---------
Marcus Ticotin                       100         0.001%           100     0.000%
                                            ------------               ---------
Linda Tilzer                         100         0.001%           100     0.000%
                                            ------------               ---------
Dimpna Torres                        300         0.003%           300     0.001%
                                            ------------               ---------
Nydia Torres                         150         0.002%           150     0.001%
                                            ------------               ---------

Garrett Townsend                  30,000         0.304%        30,000     0.145%
                                            ------------               ---------

Mario Travella                     1,000         0.010%         1,000     0.005%
                                            ------------               ---------

Phil Trussell                     40,000         0.405%        40,000     0.194%
                                            ------------               ---------
Danai Tyler                          500         0.005%           500     0.002%
                                            ------------               ---------

Stan Tynski                    1,739,334        17.631%     1,739,334     8.423%
                                            ------------               ---------
Eleanor Valente                      500         0.005%           500     0.002%
                                            ------------               ---------

Renato Valente                     5,000         0.051%         5,000     0.024%
                                            ------------               ---------
Heidi Valido                         100         0.001%           100     0.000%
                                            ------------               ---------
Andes Van Sickle                     100         0.001%           100     0.000%
                                            ------------               ---------
Anna Varshavski                      100         0.001%           100     0.000%
                                            ------------               ---------
Allan Vershel                        250         0.003%           250     0.001%
                                            ------------               ---------

Allen and Suzanne Vershel         16,000         0.162%        16,000     0.077%
                                            ------------               ---------
Suzanne Vershel                      250         0.003%           250     0.001%
                                            ------------               ---------
Fran Walter                          100         0.001%           100     0.000%
                                            ------------               ---------
Hurdy Walter                         100         0.001%           100     0.000%
                                            ------------               ---------

Letter of Response - March 9, 2006

Arden O. Wandell                  100,000        1.014%       100,000     0.484%
                                            ------------               ---------
Ann Hould Ward                        100        0.001%           100     0.000%
                                            ------------               ---------
Leah Ward                             100        0.001%           100     0.000%
                                            ------------               ---------
David Watson                          100        0.001%           100     0.000%
                                            ------------               ---------

Michael Weber                      80,000        0.811%        80,000     0.387%
                                            ------------               ---------

Jeff S. Wedgle                     20,000        0.203%        20,000     0.097%
                                            ------------               ---------
Dina Wein                             150        0.002%           150     0.001%
                                            ------------               ---------

Michael D. Weiss                   60,000        0.608%        60,000     0.291%
                                            ------------               ---------

Robert R. Weiss                    60,000        0.608%        60,000     0.291%
                                            ------------               ---------
Charlotte Wilcox                      250        0.003%           250     0.001%
                                            ------------               ---------
Harvey Wilcox                         250        0.003%           250     0.001%
                                            ------------               ---------
Stephanie Williams                    150        0.002%           150     0.001%
                                            ------------               ---------
Anita Willoughby                      250        0.003%           250     0.001%
                                            ------------               ---------
David Woodlard                        250        0.003%           250     0.001%
                                            ------------               ---------
Cheryl Yellen                         250        0.003%           250     0.001%
                                            ------------               ---------
Clifford Yellen                       250        0.003%           250     0.001%
                                            ------------               ---------
David Young                           200        0.002%           200     0.001%
                                            ------------               ---------
Meredith Zagon                        250        0.003%           250     0.001%
                                            ------------               ---------
Armando Zeina                         100        0.001%           100     0.000%
                                            ------------               ---------

Barry Zemel                        50,000        0.507%        50,000     0.242%
                                            ------------               ---------
Ruben Zurc                            100        0.001%           100     0.000%
                                            ------------               ---------
Steve Zyrski                          100        0.001%           100     0.000%
                                            ------------               ---------

661417 BC Ltd.                    100,000        1.014%       100,000     0.484%
                                            ------------               ---------

Barry Davis ROTH IRA Direct       590,000        5.981%       590,000     2.857%
                                            ------------               ---------

Mailbu Holdings, LLC              500,000        5.068%       500,000     2.421%
                                            ------------               ---------

NMG, LLC                          500,000        5.068%       500,000     2.421%
                                            ------------               ---------
Thomas O. Monroe, Sr. TTEE FBO
The Thomas O. Monroe, Sr.
Declaration Trust #3               25,000        0.253%        25,000     0.121%
                                            ------------               ---------

Titleist Investments (US) Inc.     40,000        0.405%        40,000     0.194%
                                            ------------               ---------

Var Growth Corp.                  125,000        1.267%       125,000     0.605%
                                            ------------               ---------
--------------------------------------------------------------------------------
TOTAL                           9,865,000      100.000%    20,650,000   100.000%

Letter of Response - March 9, 2006

                                    EXHIBIT 3

             ISSUANCE OF SHARES of SIBLING ENTERTAINMENT GROUP, INC.
                         (formerly Amici Ventures, Inc.)

                        ALL ISSUANCES AFTER JUNE 30, 2005
                       (July 1, 2005 - February 28, 2006)

FULL NAME                      SHARES       COST           SOURCE OF SECURITY
----------------------------------------------------------------------------------------------
Colleen Rideout                  20,000      $    5,000    Series A-1 Warrant No. 025    (A)
----------------------------------------------------------------------------------------------
James E. Brienza Trust          200,000      $   50,000    Series A-1 Warrant No. 026    (A)
----------------------------------------------------------------------------------------------
Fernando Chavez                  80,000      $   20,000    Series A-1 Warrant No. 027    (A)
----------------------------------------------------------------------------------------------
Var Growth Corp.                350,000      $       --    FOR SERVICES                  (B)
----------------------------------------------------------------------------------------------
Stan  Tynski                    150,000      $   37,500    Series A-1 Warrant No. 029    (A)
----------------------------------------------------------------------------------------------
George Eder                      20,000      $    5,000    Series A-1 Warrant No. 030    (A)
----------------------------------------------------------------------------------------------
James E. Brienza Trust          300,000      $   75,000    Series A-1 Warrant No. 028    (A)
----------------------------------------------------------------------------------------------
Rifka  Hertz                     40,000      $   10,000    Series A-1 Warrant No. 037    (A)
----------------------------------------------------------------------------------------------
Glenn Isaacs                     40,000      $   10,000    Series A-1 Warrant No. 031    (A)
----------------------------------------------------------------------------------------------
Robert W. Bertsch                40,000      $   10,000    Series A-1 Warrant No. 032    (A)
----------------------------------------------------------------------------------------------
R. Bertsch & Associates, PC      60,000      $   15,000    Series A-1 Warrant No. 034    (A)
----------------------------------------------------------------------------------------------
Anna Marie Kmonk                 60,000      $   15,000    Series A-1 Warrant No. 033    (A)
----------------------------------------------------------------------------------------------
David Borris                     40,000      $   10,000    Series A-1 Warrant No. 035    (A)
----------------------------------------------------------------------------------------------
Norken Family Revocable Trust    40,000      $   10,000    Series A-1 Warrant No. 036    (A)
----------------------------------------------------------------------------------------------
Romano, Ltd.                    200,000      $   50,000    Series A-2 Warrant No. 001    (A)
----------------------------------------------------------------------------------------------
Anna Marie Kmonk                 20,000      $    5,000    Series A-1 Warrant No. 039    (A)
----------------------------------------------------------------------------------------------
Tonya Webb                       20,000      $    5,000    Series A-1 Warrant No. 038    (A)
----------------------------------------------------------------------------------------------
William  J. Mooney               20,000      $    5,000    Series A-1 Warrant No. 039    (A)
----------------------------------------------------------------------------------------------
Alan Glist                      100,000      $   25,000    Debenture Converted           (C)
----------------------------------------------------------------------------------------------
Kenneth  Greenblatt             100,000      $   25,000    Debenture Converted           (C)
----------------------------------------------------------------------------------------------
Neal Gardner                     60,000      $   15,000    Debenture Converted           (C)
----------------------------------------------------------------------------------------------
Jack Gardner                     60,000      $   15,000    Debenture Converted           (C)
----------------------------------------------------------------------------------------------
Mark Gardner                     40,000      $   10,000    Debenture Converted           (C)
----------------------------------------------------------------------------------------------
Fred Dinerstein                  40,000      $   10,000    Debenture Converted           (C)
----------------------------------------------------------------------------------------------
Barnaby & Cornelius             160,000      $   40,000    Debenture Converted           (C)
----------------------------------------------------------------------------------------------
Romano, Ltd.                    120,000      $       --    FOR SERVICES                  (B)
----------------------------------------------------------------------------------------------
Sunshine Wire & Cable Trust      50,000      $   12,500    Series A-1 Warrant No. 040    (A)
----------------------------------------------------------------------------------------------
Sam Seawald                      10,000      $    2,500    Series A-1 Warrant No. 041    (A)
----------------------------------------------------------------------------------------------
Gary Maffei                     100,000      $   25,000    Series A-1 Warrant No. 042    (A)
----------------------------------------------------------------------------------------------
Christian Fitzgerald            100,000      $   25,000    Series A-1 Warrant No. 043    (A)
----------------------------------------------------------------------------------------------
Ed Frankel                      400,000      $ 100,000     Series A-1 Warrant No. 051    (A)
----------------------------------------------------------------------------------------------
Jeffrey Weber                    20,000      $    5,000    Series A-1 Warrant No. 044    (A)
----------------------------------------------------------------------------------------------
Gina De Lagerheim                40,000      $   10,000    Series A-1 Warrant No. 045    (A)
----------------------------------------------------------------------------------------------
Chris Crumal & Vicki
Bernstein TEN COM                20,000      $    5,000    Series A-1 Warrant No. 048    (A)
----------------------------------------------------------------------------------------------
Lori  Bernstein                  30,000      $    7,500    Series A-1 Warrant No. 046    (A)
----------------------------------------------------------------------------------------------

Letter of Response - March 9, 2006

Lori Bernstein as Custodian      20,000      $    5,000    Series A-1 Warrant No. 047    (A)
for Samuel A. Mann UNIF
GIFT MIN ACT-WA
----------------------------------------------------------------------------------------------
Gregory Hiatt                    20,000      $    5,000    Series A-1 Warrant No. 049    (A)
----------------------------------------------------------------------------------------------
T. Scott & Janine Walter
TEN COM                          20,000      $    5,000    Series A-1 Warrant No. 050    (A)
----------------------------------------------------------------------------------------------
Moneta Capital Advisors         100,000      $       --    FOR SERVICES                  (B)
----------------------------------------------------------------------------------------------
James E. Brienza Trust          260,000      $   65,000    Series C-1 Warrant No. 001    (A)
----------------------------------------------------------------------------------------------
Vision Oportunity Master
Fund, Ltd.                      920,000      $  253,000    Series D-1 Warrant No. 001    (A)
----------------------------------------------------------------------------------------------

KEY TO ACCOUNTING ENTRIES TO RECOGNIZE STOCK ISSUANCES:

       DEBIT       CREDIT

       Straight Stock Subscriptions:

(A)    Cash                                   $863,000.00
                   APIC - stock                                $1,134,181.50
                   APIC - warrants                             $  110,452.50
                   Common Stock                                $      863.00

       Stock Issued for Services: (as of Q/E 3/31/06)

(B)    Professional Fees                      $ 93,125.00
       Advances & Prepaids                    $ 49,375.00
                   APIC - stock                                $  142,357.50

                   Common Stock                                $      142.50

       Debentures Converted to Stock:

(C)    Debt (Current & Long Term)             $140,000.00
                   APIC - stock                                $  139,860.00
                   Common Stock                                $      140.00

Letter of Response - March 9, 2006

                                    EXHIBIT 4

          REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM from
                FORMER AUDITORS, LIVINGSTONG WACHTELL & CO, LLP

                               DATED MARCH 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sibling Entertainment Group, Inc.,
New York, N.Y.

We have audited the accompanying balance sheet of Sibling Entertainment Group, Inc., formerly Amici Ventures, Inc., (a development stage company) as of June 30, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and for the period from July 1, 2000 (inception of development stage) to June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sibling Entertainment Group, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended and for the period from July 1, 2000 (inception of development stage) to June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The

Letter of Response - March 9, 2006

financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         New York, New York
         March 7, 2005

Letter of Response - March 9, 2006

                                    EXHIBIT 5

          REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM from
            CURRENT AUDITORS, ROSENBERG RICH BAKER BERMAN & CO, LLP

                            DATED SEPTEMBER 23, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheet of Sibling Entertainment Group, Inc. (a development stage company) (formerly Amici Ventures, Inc.) and subsidiaries as of June 30, 2005, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended June 30, 2005, and for the period from inception of the development stage (July 1, 2000) to June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Sibling Entertainment Group, Inc. for the period from inception of the development stage (July 1, 2000) to June 30, 2004. The financial statements of Sibling Entertainment Group, Inc. as of June 30, 2004 were audited by other auditors whose report, dated December 23, 2004, which expressed an unqualified opinion has been furnished to us. Our opinion expressed herein on the period of inception of the development stage (July 1, 2000) to June 30, 2005, as it relates to the period July 1, 2000 to June 30, 2004 is based solely upon the audit reports and work of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material accounting misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Sibling Entertainment Group, Inc. and subsidiaries as of June 30, 2005 and the results of their operations and their cash flows for the year then ended and from the period from inception of the development stage (July 1, 2000) to June 30, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1.

Letter of Response - March 9, 2006

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bridgewater, New Jersey
September 23, 2005, except as to Note _____ as to which the date is ____________